Exhibit 99.1

NEWS RELEASE

RepliCel CEO Provides 2017 Forecast

After a year of restructuring, RepliCel poised for multiple clinical trial data announcements and completion of medical device prototypes
VANCOUVER, BC – January 5, 2017 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (“RepliCel” or the “Company”), a clinical-stage regenerative medicine company developing unique biologic products to revolutionize pattern baldness and thinning hair treatment, reverse the effects of aging and sun-damaged skin, and repair chronic tendon degeneration, is pleased to provide an update to shareholders from its President and CEO, Mr. R. Lee Buckler.
Dear Shareholders,
In my communication to you as RepliCel’s new CEO almost a year ago, I optimistically outlined what we hoped to accomplish in 2016.  The year was much tougher to raise capital than anticipated.

We restructured many aspects of the Company which positioned us in October of 2016 to complete a $4.2 million financing. With this financing complete, we are now prepared for what is − without question or hyperbole − the single most exciting year in the Company's history. We have an opportunity to make RepliCel one of this year's most exciting Canadian biotech companies.

Why should you be excited about RepliCel's start to 2017?
Over the next three months, every single one of our programs will be the subject of a material milestones announcement:

•
Clinical data from both our RCT-01 (chronic tendon injury) and RCS-01 (aging and sub-damaged skin) clinical trials mid-way through Q1 (all the trial participant data needed for this announcement has been collected and is now being prepared for third-party analysis)

•
In 2012, when we announced the safety and 6-month clinical efficacy data from our phase 1 study of RCH-01 (pattern baldness), we knew that in 2017 we would have 5-year safety data and both 12 and 24-month efficacy data which was all locked until the completion of the 5-year trial (all the trial participant data needed for this announcement has been collected and is now being prepared for third-party analysis)

•
While the dermal injector (RCI-02) program was almost completely static over 2016 given our lack of funds, we have now re-activated and prioritized the project to complete manufacturing of functional and tested prototypes in 2017 sufficient to support our filing of the CE mark application required to sell the device in Europe with label approval for injection of hyaluronic acid-based dermal fillers

The randomized, placebo-controlled trials in tendon and skin repair will deliver informative data to support the Company's story, prioritize future clinical development, and guide critical decisions about designing future multi-centre, clinical trials designed to provide statistically significant clinical data and address questions related to dosing, treatment frequency, etc.

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By 2018, I expect RepliCel to be posting revenue from the dermal injector.

Licensing Partnerships and Financing
With clinical data imminent and a firm timeline for functional device prototypes, I am re-igniting our licensing and partnership discussions to determine if the right kind of deal can be secured at this stage. It may be early to expect a deal on the biologics that makes sense to our shareholders, however there may be an exception to this in Japan where we will continue to push hard for a RCT-01 (tendon repair) and/or RCS-01 (skin rejuvenation) deal. I have a high degree of confidence that we have sufficient interest in RCI-02 (dermal injector) from multiple parties and will have an opportunity to get a deal done on that asset once prototypes are built and tested.

In Japan, we are pleased Shiseido continues to fund the two-site clinical research study for pattern baldness (RCH-01). While our relationship continues to be troubled to the point of alleged breach and termination,  there has been no litigation, arbitration or other dispute resolution triggered. We continue to maintain our position that the agreement and relationship remains in good standing. Recent correspondence suggests the possibility of resuming discussions between the parties under certain conditions. We look forward to data from the Japanese RCH-01 (pattern baldness) study anticipated sometime in 2018 and continue to develop our own plans around the asset for markets outside Asia.

Closing
While the transformation RepliCel experienced in 2016 held some surprises from what I anticipated in my letter a year ago, I do believe we are now in an exceedingly exciting position to create significant shareholder value over the months ahead. I want RepliCel's shareholders, investors and the market to know that this is my most important focus. My sole goal is to turn RepliCel into one of the most exciting biotech stories of the year and with the necessary financing in place, a tight share structure and more meaningful milestones anticipated than ever before, I couldn’t be more bullish on the prospects of achieving our goals.

We appreciate your support and look forward to sharing upcoming achievements with you.

Below is some more detailed information about each of our programs. As always, I welcome any questions or feedback you might have.

Sincerely,
R. Lee Buckler, CEO & President
Telephone: 604-248-8693
Email: lee@replicel.com

About RCI-02: Dermal Injector Device
We believe the intellectual property related to our dermal injection technologies will lead to several devices for various applications. The first device being developed utilizing the RCI technologies is designed for the injection of hyaluronic acid (HA)-based dermal fillers, though it will be capable of being used for other products with similar injection profiles. The injector provides the user unparalleled control over injection depth, dose, and rate of deposition unlike any other device on the market. It also incorporates a feature which numbs the skin prior to injection thus reducing if not eliminating the need for local anesthetic injections.

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The initial dermal injector device seeks to ensure a better patient experience, more consistent outcomes, the ability to delegate more injection procedures to lower-skilled technicians, and a reduction in procedure time and consumable cost. Additionally, perhaps the device’s most significant value is the enabling of dermal filler injections for the type of fine wrinkles across broad areas, including the fine wrinkles of the face, hands and décolleté, which current injector technologies do not currently enable.

We believe the RCI-02 dermal injector has the potential to significantly expand the number of dermal injection procedures including the approximately US$2 billion worth of HA-based dermal filler injections performed globally per year. In our opinion, the parties with the most to gain from commercializing our injector are the companies already selling approved injectable products, some of which we are already engaged with in licensing discussions.

About RCS-01: Skin Rejuvenation (Germany)
Our RCS-01 skin rejuvenation study is a phase 1, single centre trial investigating our type 1 collagen-expressing, follicle-derived fibroblasts as a treatment for UV-damaged and aged skin.

We believe RCS-01 has the potential to be a natural, patient-derived, cell-based dermal filler alternative which would represent an industry game changer if clinical data supports our hypothesis of its potential to address fine wrinkle lines and UV-damaged skin with long-term, sustainable regeneration of the dermal extracellular matrix (ECM).

This trial may be the first clinical trial of a cell therapy product ever allowed by regulators to use healthy volunteers. This was important to us because we wanted to conduct pre- and post-injection biopsies of the injection sites. Despite the fact this trial is a phase 1 trial with safety data as the primary endpoint to be submitted to the regulators, we have designed this trial to also produce significant biological data measuring whether or not, and to what extent, we are accomplishing anything aesthetically meaningful in terms of rebuilding of the ECM under aging and sun-damaged skin. Quantitative data will be generated from histopathology and gene expression analysis of the biopsied tissue.

Market: In 2013, there was an estimated $2.5 billion spent on facial aesthetics, 6.7 million botox injections, 2.3 million soft tissue filler procedures, and 1.7 million injections of hyaluronic acid according to the American Society of Plastic Surgeons and GBI Research.  We believe RCS-01 (skin rejuvenation) has the potential to both capture a good percentage of the existing market and also significantly grow the market for dermal injections because a material portion of the market not currently seeking such injections may be persuaded to do so if the injection is of a natural, cell-based dermal filler product that regenerates the ECM under their skin rather than artificially filling the ECM space.  Similarly, we believe the RCI injector will be used for a significant number of these dermal injections and will help to grow the market faster.

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About RCT-01: Tendon Repair (Canada)
Our RCT-01 tendon repair study is a phase 1/2 single-centre trial investigating the use of our type 1 collagen-expressing, follicle-derived fibroblasts as a treatment for chronically injured ankle tendons.

Based on clinical data published by one of our clinical collaborators from three phase 1 clinical trials involving the injection of fibroblasts in chronically injured tendons in the ankle, knee, and elbow, we firmly believe in the potential of RCT-01 (tendon repair), when injected into the chronically injured tendon, to kick-start the stalled healing process and result in tendon regeneration.

This is a phase 1/2 trial with safety data as the primary endpoint to be submitted to the regulators. We have designed this trial to provide us with a number of efficacy measurements to give us a meaningful signal as to the product’s potential efficacy in healing chronically injured tendon for which no other treatment has worked. These include function and pain scores and ultrasound imaging to measure blood flow, intratendinous tears, and rebuilding of tendon thickness among other things.

Market: There is an estimated incidence rate of 656,211 new cases of mid-portion Achilles tendinopathy each year in North America alone, according to statistics published in the British Journal of Sports Medicine.  If we can regenerate the tendon in ankles, there is every reason to believe we can do so in the patellar tendon of the knee, both tendons of elbow, and the rotator cuff.  There is also a distinct possibility that once there is a strong body of evidence that our cell therapy product heals chronic tendon injury that it will used by doctors for more acute injury and eventually the approved label expanded to include such treatments.

About RCH-01: - Hair regeneration, Shiseido (Japan)
In 2016, a clinical research study funded by Shiseido launched in Japan pursuant to our license and co-development agreement. Shiseido has invested a great deal of time and money in continuing to optimize the product and its manufacturing with RepliCel, building, validating, and obtaining PMDA certification of its facility purpose-built for this product, successfully completing the transfer of the manufacturing protocols and the product manufacturing validations, selecting the clinical site, training all related personnel, and submitting the clinical protocol for Ministry review.

We believe that Japan’s unique regenerative medicine regulatory and industry environment provides a unique opportunity to rapidly advance this product in their country and are excited that RCH-01 (pattern baldness) has the potential to be launched in the Japanese market by Shiseido as soon as 2018.

Clinical data from the Japanese study will further strengthen the data package created on RCH-01 (pattern baldness). This can be used in submissions to other regulatory agencies and in negotiating the license for this product for the regions outside of Shiseido’s exclusive territory.

In early 2017, RepliCel will announce data from the phase 1 study in pattern baldness which first reported 6-month response rates in 2012. This data will include both 5-year safety data in addition to 12 and 24-month efficacy data measuring the hair growth response around injection sites.

Market: $3.5 billion was spent on hair loss treatments in 2015 according to the Washington Post and $2.5 billion of this was spent on surgical procedures according to the International Society for Hair Loss. We believe RCH-01 (pattern baldness) has the potential to capture a good percentage of that surgical expenditure but also significantly grow the market because most hair loss sufferers still elect not to do surgery due to the invasiveness and variability associated with the procedure.

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This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) that the Company will be one of the most exciting Canadian biotech companies; (ii) that the Company will create significant shareholder value in the months ahead; (iii) potential licensing agreements that the Company may enter into; (iv) the expected timing of completion and generation of clinical data for the Company’s products in active clinical trials; and (v) specific statements regarding the Company’s different products, including:

(a)
with respect to the RCI-02 dermal injector device, that: the Company will complete manufacturing and testing of prototypes in 2017 sufficient to support the filing of a CE mark applicaton; the dermal injector device will generate revenue in 2018; an agreement will be reached with respect to the licensing of the dermal injector device once the prototypes are built and tested; the dermal injector device will be able to be used for fine wrinkles across broad areas, like fine wrinkles in the face, hands and décolleté; the dermal injector device has the potential to significantly expand the number of dermal injection procedures; the Company’s related intellectual property could potentially be used for several devices and various applications; it will provide users with unparalleled control over injections; it will reduce if not eliminate the need for local anesthetic; it can improve patient experience and outcomes while controlling costs;

(b)
with respect to the RCS-01 (skin rejuvenation), that: clinical trial data is expected in Q1 2017; it has the potential to be a natural, patient-derived, cell-based dermal filler alternative which could represent an industry game changer; the data generated from clinical trials may excite potential licensing partners about investing in co-development of the product; and it has the potential to capture a good percentage of the existing market and significantly grow the market for dermal injections;

(c)
with respect to the RCT-01 (tendon repair), that: clinical trial date is expected in Q1 2017; it has the potential to kick start the stalled healing process and result in tendon regeneration; it could potentially be used by doctors for chronic tendon degeneration, acute injury and be expanded for use in other treatments, like the patelar tendon of the knee, both tendons of the elbow and the rotator cuff; and

(d)
with respect to RCH-01 (pattern baldness), that: clinical data from a study being conducted in Japan, financed by Shiseido, is expected in 2018; the product has the potential to be launched in the Japanse market as soon as 2018; and it has the potential to capture a good percentage of money currently spent on hair loss surgical procedures, as well as increasing that market significantly.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Company will not obtain CE mark clearance or other necessary regulatory approvals; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with Shiseido obtaining approval for its clinical trial; risks associated with the Company obtaining approval for its clinical trial in Germany; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in Canada, the USA and Germany; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties in connection with the outstanding issues alleged by Shiseido in connection with the License and Co-development Agreement; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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